UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Charter Communications, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
16117M107
(CUSIP Number)
W. Lance Conn Vulcan Cable III Inc. 505 Fifth Avenue South, Suite 900 Seattle, Washington 98104 (206) 342-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 14, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16117M107

1.	Names of Reporting Persons. Paul G. Allen
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☒ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 398,329,447 Shares (1)
	8.	Shared Voting Power -0- Shares
	9.	Sole Dispositive Power 398,329,447 Shares (1)
	10.	Shared Dispositive Power -0- Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 398,329,447 Shares (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 51.71% beneficial ownership of Class A Common Stock (2) / 90.93% voting power (3)
14.	Type Of Reporting Person (See Instructions) IN

(1) Represents (A) 28,403,925 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (B) 10,000 vested options to acquire shares of Class A Common Stock of the Issuer, (C) 63,496 shares of unvested restricted stock, and (D) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Paul G. Allen, (b) 106,715,233 Class A Common Membership Units (“Class A Units”) of Charter Communications Holding Company, LLC (“Charter Holdco”) held by Vulcan Cable III Inc. (“Vulcan”), (c) 248,255,241 Class A Units of Charter Holdco held by Charter Investment, Inc. (“CII”) including the exchange of the CCHC Note into 30,669,995 Class A Units (See Item 6(c)), (d) 9,597,940 Class C Common Membership Units (“Class C Units”) of Charter Holdco held by Vulcan and (e) 5,233,612 Class C Common Membership Units (“Class C Units”) of Charter Holdco held by

CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange both its Class A Units and Class C Units (the Class A Units and the Class C Units collectively, the “Class B Common Stock Equivalents”) for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Mr. Allen is the sole stockholder of Vulcan and of CII. Mr. Allen is therefore deemed to have beneficial ownership of all of the Class B Common Stock Equivalents held by Vulcan and CII. Because Mr. Allen is the ultimate controlling person of both Vulcan and CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by each entity; however, because each such controlled entity is the record holder of such Class B Common Stock Equivalents, these controlled entities may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of the percentage assumes that: (i) the 50,000 shares of Class B Common Stock held by Mr. Allen have been converted into shares of Class A Common Stock and (ii) all Class B Common Stock Equivalents held by Vulcan and CII or that Vulcan and CII have the right to acquire have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents beneficially owned by Mr. Allen through Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

CUSIP NO. 16117M107

1.	Names of Reporting Persons. Vulcan Cable III Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☒ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- Shares
	8.	Shared Voting Power 116,313,173 Shares (1)
	9.	Sole Dispositive Power -0- Shares
	10.	Shared Dispositive Power 116,313,173 Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,313,173 Shares (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 22.51% beneficial ownership of Class A Common Stock (2) / 0.0% voting power (3)
14.	Type Of Reporting Person (See Instructions) CO

(1) Represents Class A Common Membership Units (“Class A Units”) and Class C Common Membership Units (“Class C Units” and together with the Class A Units, the “Class B Common Stock Equivalents”) of Charter Communications Holding Company, LLC (“Charter Holdco”) directly held by Vulcan Cable III Inc. (“Vulcan”). Vulcan has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of Vulcan and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that Vulcan Cable III Inc. owns. Because Mr. Allen is the ultimate controlling person of Vulcan, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock

Equivalents held by Vulcan; however, because Vulcan is the record holder of such Class B Common Stock Equivalents, Vulcan may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of this percentage assumes that all Class B Common Stock Equivalents held by Vulcan or that Vulcan has the right to acquire have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

CUSIP NO. 16117M107

1.	Names of Reporting Persons. Charter Investment, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☒ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- Shares
	8.	Shared Voting Power 253,488,853 Shares (1)
	9.	Sole Dispositive Power -0- Shares
	10.	Shared Dispositive Power 253,488,853 Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 253,488,853 Shares (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 38.77% beneficial ownership of Class A Common Stock (2) / 0.0% voting power (3)
14.	Type Of Reporting Person (See Instructions) CO

(1) Represents Class A Common Membership Units (“Class A Units”) and Class C Common Membership Units (“Class C Units” and together with the Class A Units, the “Class B Stock Common Equivalents”) of Charter Communications Holding Company, LLC (“Charter Holdco”) directly held by Charter Investment, Inc. (“CII”). Assumes the exchange of the CCHC Note into 30,669,995 Class A Units (See Item 6 (c)). CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Stock Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of CII and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that CII owns. Because Mr. Allen is the ultimate controlling person of CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by CII; however, because CII is the record holder of such Class B Common Stock Equivalents, CII may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of this percentage assumes that all Class B Common Stock Equivalents held by CII or that CII has the right to acquire have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

This ninth amendment to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 22, 1999, as amended by the first amendment, as filed with the SEC on December 20, 1999, the second amendment, as filed with the SEC on September 13, 2000, the third amendment, as filed with the SEC on March 11, 2002, the fourth amendment, as filed with the SEC on May 17, 2002, the fifth amendment, as filed with the SEC on July 3, 2002, the sixth amendment, as filed with the SEC on August 8, 2002, the seventh amendment, as filed with the SEC on December 13, 2003, and the eighth amendment, as filed with the SEC on October 31, 2005 (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows:

The persons filing this statement are Paul G. Allen, Charter Investment, Inc. (“CII”) and Vulcan Cable III Inc. (“Vulcan” and together with Paul G. Allen and CII, the “Reporting Persons”). Mr. Allen’s business address is: c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman of the board of directors of the Issuer and CII and a director of Vulcan. Mr. Allen is also the sole stockholder of Vulcan and CII.

Vulcan is a Washington corporation, the principal business of which is holding equity interests in Charter Communications Holding Company, LLC (“Charter Holdco”). The address of Vulcan’s principal office is 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Allen and each of Vulcan’s executive officers and directors is a U.S. citizen. Their names, business addresses and principal occupations are below.

Paul G. Allen, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman of the board of directors of CII and of the Issuer and a director of Vulcan. Mr. Allen is also the sole stockholder of Vulcan. Mr. Allen is the brother of Ms. Patton.

Jo Allen Patton, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Ms. Patton is the director and President of Vulcan Cable III and the director and President of CII. Ms. Patton is the sister of Mr. Allen.

Nathaniel T. Brown, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Brown is a Vice President of Vulcan and a Vice President of CII.

W. Lance Conn, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Conn is a Vice President of Vulcan and a Vice President of CII.

Denise Fletcher, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Ms. Fletcher is a Vice President of Vulcan.

Bruce R. Lowry, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Lowry is a Vice President of Vulcan and a Vice President of CII.

CII is a Delaware corporation, the principal business of which is holding equity interests in Charter Holdco, a subsidiary of the Issuer, and performing various services relating to the cable assets held indirectly by Charter Holdco and the Issuer. The address of CII’s principal office is 505 Fifth Avenue South, Suite 900,

Seattle, Washington 98104. Mr. Allen and each of CII’s executive officers and directors is a U.S. citizen. Their names, business addresses and principal occupations are as follows:

Jo Allen Patton, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Ms. Patton is the director and President of CII and the director and President of Vulcan Cable III. Ms. Patton is the sister of Mr. Allen.

Nathaniel T. Brown, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Brown is a Vice President of Vulcan and a Vice President of CII.

W. Lance Conn, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Conn is a Vice President of Vulcan and a Vice President of CII.

Bruce R. Lowry, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Lowry is a Vice President of Vulcan and a Vice President of CII.

During the last five years, Mr. Allen, Vulcan and CII have not, nor, to the best knowledge of Vulcan, CII and Mr. Allen, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

Mr. Allen holds the securities reported in Item 5(a) through personal funds.

Mr. Allen acquired the securities described in Item 5(c) through a grant of restricted stock from the Issuer in connection with Mr. Allen’s service as chairman of the board of directors of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

Prior to the effectiveness of the Issuer’s initial public offering, Mr. Allen acquired control of CII and caused CII to form the Issuer for the purpose of effecting the public offering. Subsequent to that time, the Reporting Persons have directly or indirectly acquired beneficial ownership of securities of the Issuer and its subsidiaries from time to time for purposes of investment, and to provide financing to the Issuer. The Reporting Persons will continue to review the performance of their investments in the Issuer and its affiliates and to consider or explore alternatives with respect thereto. Mr. Allen, through direct ownership of the Issuer’s securities, through membership interests of Charter Holdco owned by Vulcan or CCI, or otherwise, may from time to time acquire or dispose of beneficial ownership of additional securities of the Issuer or its affiliates in open market transactions, private transactions or transactions with the Issuer or it affiliates, pursue or propose recapitalization or other possible restructuring transactions designed to reduce the Issuer’s leverage (which could include, without limitation, exchanges designed to reduce the Issuer’s leverage including debt to equity exchanges), going private transactions resulting in Mr. Allen acquiring beneficial ownership of all or substantially all of the common stock of the Issuer or other extraordinary corporate transactions, such as mergers or reorganization or sales of material assets, with regard to the

Issuer or its affiliates. Any alternatives that the Reporting Persons may pursue could depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer, and general economic, financial market and industry conditions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) As of August 14, 2007 (the “Reporting Date”) Mr. Allen beneficially owns 398,329,447 shares of Class A Common Stock of the Issuer, which consists of (i) 28,403,925 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (ii) 10,000 vested options on shares of Class A Common Stock of the Issuer, (iii) 63,496 shares of unvested restricted stock, and (iv) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Mr. Allen, (b) 106,715,233 Class A Common Membership Units (“Class A Units”) of Charter Holdco held by Vulcan, (c) 248,255,241 Class A Units of Charter Holdco held by CII, including the exchange of the CCHC Note into 30,669,995 Class A Units, (See Item 6(c)), (d) 9,597,940 Class C Common Membership Units (“Class C Units”) of Charter Holdco that are held by Vulcan and (e) 5,233,612 Class C Units of Charter Holdco that are held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Units and Class C Units (collectively, the “Class B Common Stock Equivalents”) for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.

Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The Class B Common Stock is identical to the Class A Common Stock except that the Class A Common Stock is entitled to one vote per share and is not convertible into any other security.

As of the Reporting Date, Mr. Allen’s beneficial ownership represents approximately 51.71% of the shares of the Issuers outstanding Class A Common Stock, assuming conversion of all Class B Common Stock and Class B Common Stock Equivalents, and approximately 90.93% of the voting power of the Issuers outstanding Class A Common Stock assuming no conversion of the Class B Common Stock and the Class B Common Stock Equivalents.

Except as otherwise provided, each of the other persons named in Item 2 beneficially owns less than 0.1% of the equity and voting power of the Issuer and, except as otherwise provided below, none of the other persons named in Item 2 beneficially owns any of the Issuer’s Class A Common Stock. Included in beneficial ownership are all options that vest and will be exercisable within 60 days of the Reporting Date.

W. Lance Conn, director and Vice President of Vulcan and CII, beneficially owns 114,799 shares of Class A Common Stock.

Jo Allen Patton, director and President of Vulcan and CII, beneficially owns 129,540 shares of Class A Common Stock.

(b) Mr. Allen is deemed to have sole voting and dispositive power with respect to the 398,329,447 shares of Class A Common Stock that he beneficially owns directly and indirectly through CII and Vulcan (which he controls). Because Mr. Allen is the ultimate controlling person of Vulcan, Vulcan is deemed to have shared voting and dispositive power with Mr. Allen over the 116,313,173 shares of Class A Common Stock beneficially owned by Vulcan through its ownership of 106,715,233 Class A Units and 9,597,940 Class C Units of Charter Holdco. Because Mr. Allen is the ultimate controlling person of CII, CII is deemed to have shared voting and dispositive power with Mr. Allen over the 253,135,163 shares of Class A Common Stock beneficially owned by CII through its ownership of 248,255,241 Class A Units (including the exchange of the CCHC Note into 30,669,995 Class A Units) and 5,233,612 Class C Units of Charter Holdco.

To the knowledge of the Reporting Persons, except as otherwise specified herein, each of the persons disclosed in Item 5 has sole dispositive and voting power with respect to the shares of Class A Common Stock actually held by the persons.

(c) During the 60 days prior to the Reporting Date:

On July 24, 2007, Mr. Allen acquired beneficial ownership of 14,254 shares of Class A Common Stock of the Issuer through a grant of restricted stock that will fully vest on the anniversary of the date of grant.

On July 24, 2007, Mr. Conn acquired beneficial ownership of 14,254 shares of Class A Common Stock of the Issuer through a grant of restricted stock that will fully vest on the anniversary of the date of grant.

On July 24, 2007, Ms. Patton acquired beneficial ownership of 14,254 shares of Class A Common Stock of the Issuer through a grant of restricted stock that will fully vest on the anniversary of the date of grant.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

Exchange Agreement with CII, Mr. Allen and Vulcan

Pursuant to an Exchange Agreement (the “Exchange Agreement”), dated as of November 12, 1999, among Vulcan, Mr. Allen, CII and the Issuer, the Issuer granted Mr. Allen, Vulcan, CII and any other affiliate of Mr. Allen that may acquire membership units of Charter Holdco (each an “Allen Entity”) the right to exchange at any time on a one-for-one basis any or all of their Charter Holdco membership units for shares of Class B Common Stock. This exchange may occur directly or, at the election of the exchanging holder, indirectly through a tax-free reorganization such as a share exchange or a statutory merger of any Allen Entity with and into the Issuer or a wholly-owned subsidiary of the Issuer. In the case of an exchange in connection with a tax-free share exchange or a statutory merger, shares of Class A Common Stock held by Mr. Allen or the Allen Entity will also be exchanged for Class B Common Stock.

The foregoing description of the Exchange Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Exchange Agreement, a form of which is filed as Exhibit 10.4 hereto and is incorporated in its entirety by reference.

Option Plans

Pursuant to the 1999 Option Plan of Charter Communications, as amended (the “1999 Option Plan”), certain of the officers and directors of CII were granted options to acquire Charter Holdco membership units which will be automatically exchanged for shares of Class A Common Stock of the Issuer upon exercise. The exchange occurs on a one-for-one basis. No new options will be granted under the 1999 Option Plan.

Pursuant to the 2001 Stock Incentive Plan of Charter Communications, Inc., as amended (the “2001 Stock Incentive Plan”), certain of the officers and directors of CII have been granted, or are eligible to be granted non-qualified stock options, stock appreciation rights, dividend equivalent rights, performance units and performance shares, share awards, phantom stock and/or shares of Class A Common Stock of the Issuer.

The foregoing descriptions of the 1999 Option Plan and the 2001 Stock Incentive Plan are not, and do not purport to be, complete and are qualified in their entirety by reference to the 1999 Option Plan, a copy of which is filed as Exhibit 10.6 and the 2001 Stock Incentive Plan, a copy of which is filed as Exhibit 10.16 hereto, and incorporated in their entirety by reference.

Accreting Note

On October 31, 2005, CCHC, LLC (a direct subsidiary of Charter Holdco, “CCHC”) issued to CII a 15-year subordinated exchangeable note of CCHC with an initial value of $48,200,000, accreting at 14%, compounded quarterly, which will be added to the initial accreted value of the Note through February 28, 2009 and will be added to the accreted value of the Note to the extent not paid in cash (the “Note”).

The Note is exchangeable, at CII’s option, at any time, for Class A Units of Charter Holdco at a rate equal to the initial liquidation value, plus accreted return through the date prior to the exchange, divided by $2.00 (the “Exchange Price”). Customary anti-dilution protections have been provided for that could cause future changes to the Exchange Price. Additionally, the Class A Units received will be exchangeable by the holder into the Issuer’s common stock in accordance with the Exchange Agreement. Beginning three years and four months after issue date of the Note, if the closing price of the Issuer’s common stock is at or above the Exchange Price for a certain period of time as specified in the Exchange Agreement, dated as of October 31, 2005, among Charter Holdco, CII and Mr. Allen (the “2005 Exchange Agreement”), Charter Holdco may require the exchange of the Note for Class A Units at the initial Exchange Price.

CCHC has the right to redeem the Note, under certain circumstances as set forth in the 2005 Exchange Agreement, for cash in an amount equal to the initial liquidation value plus the accreted return through the redemption date. CCHC must redeem the Note at its maturity for cash in an amount equal to the initial liquidation value plus the accreted return through maturity.

The foregoing descriptions of the Note and the 2005 Exchange Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the Note, a copy of which is filed as Exhibit 10.20, and the 2005 Exchange Agreement, a copy of which is filed as Exhibit 10.21 hereto, and incorporated in their entirety by reference.

Carry Plan

Mr. Conn is party to an agreement with Vulcan, Inc., of which Mr. Allen is the sole shareholder, pursuant to which Mr. Conn has a right to receive from Vulcan, Inc. a performance-based fee based on the performance of certain assets of Mr. Allen, including Mr. Allen’s direct and indirect interests in the Class A Common Stock of the Issuer.

Rights Plan

On August 13, 2007, the Board of Directors (the “Board”) of the Issuer adopted a rights plan (the “Rights Plan”) and declared a dividend of one preferred share purchase right for each outstanding share of Class A Common Stock and Class B Common Stock. The dividend is payable to the Issuer’s stockholders of record as of August 31, 2007. The terms of the rights and the rights plan are set forth in a Rights Agreement, by and between the Issuer and Mellon Investor Services LLC, as Rights Agent, dated as of August 14, 2007 (the “Rights Agreement”).

The Rights Plan and the rights issued pursuant thereto will expire on the earlier of: (i) a determination by holders of a majority of the shares of Class B Common Stock to terminate the Rights Plan, (ii) the close of business on December 31, 2008, (iii) the close of business on the date on which the Issuer makes a public announcement (by press release, filing made with the Securities and Exchange Commission or otherwise) that the Board has determined that the Issuer’s “Section 382 Ownership Level” (as such term is defined in the Rights Agreement) dropped below 25%, (iv) the time at which the rights are redeemed as provided in the Rights Plan, and (v) the time at which the rights are exchanged as provided in the Rights Plan.

In connection with the Rights Agreement, the Issuer, as Manager and member of Charter Holdco, Vulcan and CII entered into a letter agreement (the “Mirror Letter Agreement”) pursuant to which the Issuer acknowledged and agreed that each Allen Entity (as defined below) will, at the time of the distribution of any rights under the Rights Plan, receive one right (the “Allen Holdco Right”) for each Charter Holdco common membership unit then owned by such Allen Entity (the “Exchangeable Holdco Units”), which Allen Holdco Right will entitle the holder thereof to the same rights as a holder of any rights issued under the Rights Plan, except that the Allen Holdco Rights are exercisable for, or convertible into, Exchangeable Holdco Units or Holdco preferred units, as applicable. For purposes of the Mirror Letter Agreement, “Allen Entity” means CII, Vulcan and the other Allen Entities defined in the Exchange Agreement and shall include their respective permitted transferees.

The foregoing descriptions of the Rights Agreement and the Mirror Letter Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the Rights Agreement and the Mirror Letter Agreement, copies of which are filed as exhibits to this Schedule 13D and are incorporated by reference into this Item 6.

Item 7.                            Material to be Filed as Exhibits.

10.4*

Form of Exchange Agreement, dated as of , 1999, by and among Charter Communications, Inc., Charter Investment, Inc., Vulcan Cable III, Inc. and Paul G. Allen (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 filed by Charter Communications, Inc. on October 18, 1999).

10.6(a)*

Charter Communications Holdings, LLC 1999 Option Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on July 22, 1999 (File No. 333-77499)).

10.6(b)*

Assumption Agreement regarding Option Plan, dated as of May 25, 1999, by and between Charter Communications Holdings, LLC and Charter Communications Holding Company, LLC (incorporated by reference to Exhibit 10.13 to Amendment No. 6 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on August 27, 1999 (File No. 333-77499)).

10.6(c)*

Form of Amendment No. 1 to the Charter Communications Holdings, LLC 1999 Option Plan (incorporated by reference to Exhibit 10.10(c) to Amendment No. 4 to the registration statement on Form S-1 of Charter Communications, Inc. filed on November 1, 1999 (File No. 333-83887)).

10.6(d)*

Amendment No. 2 to the Charter Communications Holdings, LLC 1999 Option Plan (incorporated by reference to Exhibit 10.4(c) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 000-27927)).

10.6(e)*

Amendment No. 3 to the Charter Communications 1999 Option Plan (incorporated by reference to Exhibit 10.14(e) to the annual report of Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927)).

10.6(f)

Amendment No. 4 to the Charter Communications 1999 Option Plan (incorporated by reference to Exhibit 10.10(f) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).

10.16(a)*

Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.25 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on May 15, 2001 (File No. 000-27927)).

10.16(b)*

Amendment No. 1 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.11(b) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).

10.16(c)*

Amendment No. 2 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927)).

10.16(d)

Amendment No. 3 to the Charter Communications, Inc. 2001 Stock Incentive Plan effective January 2, 2002 (incorporated by reference to Exhibit 10.15(c) to the annual report of Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927)).

10.16(e)

Amendment No. 4 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.11(e) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).

10.16(f)

Amendment No. 5 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.11(f) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).

10.16(g)

Amendment No. 6 to the Charter Communications, Inc. 2001 Stock Incentive Plan effective December 23, 2004 (incorporated by reference to Exhibit 10.43(g) to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 5, 2005 (File No. 333-128838)).

10.16(h)

Amendment No. 7 to the Charter Communications, Inc. 2001 Stock Incentive Plan effective August 23, 2005 (incorporated by reference to Exhibit 10.43(h) to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 5, 2005 (File No. 333-128838)).

10.16(i)

Description of Long-Term Incentive Program to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.18(g) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 31, 2005 (File No. 333-77499)).

10.20*

CCHC, LLC Subordinated Accreting Note, dated October 31, 2005 (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K of Charter Communications, Inc. filed on November 4, 2005 (File No. 000-27927)).

10.21*

Exchange Agreement between Charter Communications Holding Company, LLC, Charter Investment, Inc. and Paul G. Allen, dated October 31, 2005 (incorporated by reference to Exhibit 10.18 to the quarterly report on Form 10-Q of Charter Communications, Inc. filed on November 2, 2005 (File No. 000-27927)).

10.22

Rights Agreement between Charter Communications, Inc. and Mellon Investor Services LLC, dated as of August 14, 2007 (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of Charter Communications, Inc. filed on August 15, 2007 (File No. 000-27927)).

10.23

Letter Agreement for Mirror Rights among Charter Communications, Inc., as Manager and member of Charter Communications Holding Company, LLC, Charter Investment, Inc. and Vulcan Cable III Inc, dated as of August 14, 2007 (incorporated by reference to Exhibit 4.3 to the current report on Form 8-K of Charter Communications, Inc. filed on August 15, 2007 (File No. 000-27927)).

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2007	VULCAN CABLE III INC.

	By:	/s/ W. Lance Conn

Name: W. Lance Conn Title: Vice President

Dated: August 14, 2007	PAUL G. ALLEN

	By:	/s/ W. Lance Conn, by Power of Attorney

Dated: August 14, 2007	CHARTER INVESTMENT, INC.

	By:	/s/ W. Lance Conn

Name: W. Lance Conn Title: Vice President

EXHIBIT INDEX

10.4*

Form of Exchange Agreement, dated as of , 1999, by and among Charter Communications, Inc., Charter Investment, Inc., Vulcan Cable III, Inc. and Paul G. Allen (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 filed by Charter Communications, Inc. on October 18, 1999).

10.6(a)*

Charter Communications Holdings, LLC 1999 Option Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on July 22, 1999 (File No. 333-77499)).

10.6(b)*

Assumption Agreement regarding Option Plan, dated as of May 25, 1999, by and between Charter Communications Holdings, LLC and Charter Communications Holding Company, LLC (incorporated by reference to Exhibit 10.13 to Amendment No. 6 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on August 27, 1999 (File No. 333-77499)).

10.6(c)*

Form of Amendment No. 1 to the Charter Communications Holdings, LLC 1999 Option Plan (incorporated by reference to Exhibit 10.10(c) to Amendment No. 4 to the registration statement on Form S-1 of Charter Communications, Inc. filed on November 1, 1999 (File No. 333-83887)).

10.6(d)*

Amendment No. 2 to the Charter Communications Holdings, LLC 1999 Option Plan (incorporated by reference to Exhibit 10.4(c) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 000-27927)).

10.6(e)*

Amendment No. 3 to the Charter Communications 1999 Option Plan (incorporated by reference to Exhibit 10.14(e) to the annual report of Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927)).

10.6(f)

Amendment No. 4 to the Charter Communications 1999 Option Plan (incorporated by reference to Exhibit 10.10(f) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).

10.16(a)*

Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.25 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on May 15, 2001 (File No. 000-27927)).

10.16(b)*

Amendment No. 1 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.11(b) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).

10.16(c)*

Amendment No. 2 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927)).

10.16(d)

Amendment No. 3 to the Charter Communications, Inc. 2001 Stock Incentive Plan effective January 2, 2002 (incorporated by reference to Exhibit 10.15(c) to the annual report of Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927)).

10.16(e)

Amendment No. 4 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.11(e) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).

10.16(f)

Amendment No. 5 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.11(f) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).

10.16(g)

Amendment No. 6 to the Charter Communications, Inc. 2001 Stock Incentive Plan effective December 23, 2004 (incorporated by reference to Exhibit 10.43(g) to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 5, 2005 (File No. 333-128838)).

10.16(h)

Amendment No. 7 to the Charter Communications, Inc. 2001 Stock Incentive Plan effective August 23, 2005 (incorporated by reference to Exhibit 10.43(h) to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 5, 2005 (File No. 333-128838)).

10.16(i)

Description of Long-Term Incentive Program to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.18(g) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 31, 2005 (File No. 333-77499)).

10.20*

CCHC, LLC Subordinated Accreting Note, dated October 31, 2005 (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K of Charter Communications, Inc. filed on November 4, 2005 (File No. 000-27927)).

10.21*

Exchange Agreement between Charter Communications Holding Company, LLC, Charter Investment, Inc. and Paul G. Allen, dated October 31, 2005 (incorporated by reference to Exhibit 10.18 to the quarterly report on Form 10-Q of Charter Communications, Inc. filed on November 2, 2005 (File No. 000-27927)).

10.22

Rights Agreement between Charter Communications, Inc. and Mellon Investor Services LLC, dated as of August 14, 2007 (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of Charter Communications, Inc. filed on August 15, 2007 (File No. 000-27927)).

10.23

Letter Agreement for Mirror Rights among Charter Communications, Inc., as Manager and member of Charter Communications Holding Company, LLC, Charter Investment, Inc. and Vulcan Cable III Inc, dated as of August 14, 2007 (incorporated by reference to Exhibit 4.3 to the current report on Form 8-K of Charter Communications, Inc. filed on August 15, 2007 (File No. 000-27927)).

* Previously filed.